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As filed with the Securities and Exchange Commission on May 10, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 6
TO
SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Siliconix incorporated
(Name of subject company (issuer))

Vishay Intertechnology, Inc.
and
Vishay TEMIC Semiconductor Acquisition Holdings Corp.
(Offerors)
(Names of filing persons (identifying status as
offeror, issuer or other person))
 Common Stock, Par Value $0.01 per Share
(Title of class of securities)
 82707920 3
(CUSIP numbers of class of securities)

Richard N. Grubb
Vishay Intertechnology, Inc.
63 Lincoln Highway
Malvern, Pennsylvania 19355-2143
(610) 644-1300
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

Copies To:
Avner Z. Lahat, Esq. Vishay Intertechnology, Inc. 63 Lincoln Highway Malvern, Pennsylvania 19355-2143 (610) 644-1300	Abbe L. Dienstag, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 (212) 715-9100
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-l.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☒
  amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 6 amends and supplements the Tender Offer Statement on Schedule TO filed on April 12, 2005 and amended on April 22, 2005, April 25, 2005, April 27, 2005, May 2, 2005 and May 5, 2005 by Vishay Intertechnology, Inc. ("Vishay") and Vishay TEMIC Semiconductor Acquisition Holdings Corp. ("Vishay TEMIC"), a wholly owned subsidiary of Vishay. The Schedule TO relates to the offer by Vishay TEMIC to exchange shares of Vishay common stock, par value $0.10 per share, for each outstanding share of common stock, par value $0.01 per share, of Siliconix incorporated that Vishay and its subsidiaries do not own.

Item 10.    Financial Statements.

        Item 10 of the Schedule TO is hereby amended and supplemented by adding the following:

        The financial statements included in Item 1 of Vishay's quarterly report on Form 10-Q for the first fiscal quarter ended April 2, 2005 are hereby incorporated by reference.

        The financial statements included in Item 1 of Siliconix incorporated's quarterly report on Form 10-Q for the fiscal quarter ended April 2, 2005 are hereby incorporated by reference.

Item 11.    Other Information.

        Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

        Vishay's quarterly report on Form 10-Q for the fiscal quarter ended April 2, 2005 is hereby incorporated by reference.

        Siliconix incorporated's quarterly report on Form 10-Q for the fiscal quarter ended April 2, 2005 is hereby incorporated by reference.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2005

VISHAY INTERTECHNOLOGY, INC
By:	/s/ RICHARD N. GRUBB
Name: Richard N. Grubb Title: Executive Vice President, Treasurer and Chief Financial Officer
VISHAY TEMIC SEMICONDUCTOR ACQUISITION HOLDINGS CORP.
By:	/s/ RICHARD N. GRUBB
Name: Richard N. Grubb Title: Vice President and Treasurer

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